UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited consolidated financial results for the three months ended June 30, 2012 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2012

	March 31,	June 30,
	2012	2012
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	794,311	1,146,682	180,495
Accounts receivable, less allowance for doubtful accounts
(March 31, 2012: RMB13,916; June 30, 2012: RMB15,285)	79,012	80,349	12,647
Inventories	6,666	5,611	883
Prepaid expenses and other receivables	11,561	43,255	6,808
Trading securities	354	-	-
Deferred offering costs	-	2,564	404
Deferred tax assets	5,268	5,842	920
Total current assets	897,172	1,284,303	202,157
Property, plant and equipment, net	267,862	347,847	54,754
Non-current prepayments	2,863	1,766	278
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2012: RMB38,628; June 30, 2012: RMB42,802)	254,236	246,153	38,746
Inventories	34,651	36,088	5,680
Intangible assets, net	129,791	128,636	20,248
Available-for-sale equity securities	98,199	75,633	11,905
Other investment	134,363	134,363	21,150
Deferred offering costs	-	9,799	1,542
Deferred tax assets	5,013	6,075	956
Total assets	1,824,150	2,270,663	357,416

LIABILITIES
Current liabilities
Bank loan	45,000	-	-
Accounts payable	6,343	8,956	1,410
Accrued expenses and other payables	33,351	48,686	7,663
Deferred revenue	106,110	129,809	20,433
Amounts due to related party	360	720	113
Income tax payable	5,943	6,324	995
Total current liabilities	197,107	194,495	30,614
Convertible notes	-	416,378	65,540
Non-current deferred revenue	306,534	351,621	55,347
Other non-current liabilities	60,420	69,728	10,976
Deferred tax liabilities	24,462	23,711	3,732
Total liabilities	588,523	1,055,933	166,209

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and outstanding as of March 31, 2012 and June 30, 2012, respectively	50	50	8
Additional paid-in capital	865,654	865,654	136,259
Treasury stock	-	(30,788)	(4,846)
Accumulated other comprehensive income	26,057	2,068	326
Retained earnings	310,973	342,066	53,844
Total shareholders’ equity	1,202,734	1,179,050	185,591
Non-controlling interests	32,893	35,680	5,616
Total equity	1,235,627	1,214,730	191,207
Total liabilities and equity	1,824,150	2,270,663	357,416

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months ended June 30, 2011 and 2012

	Three months ended June 30,
	2011	2012
	RMB	RMB	US$
	(in thousands except share data)

Revenues	87,458	115,330	18,154
Direct costs	(19,868)	(24,389)	(3,839)
Gross profit	67,590	90,941	14,315
Operating expenses
Research and development	(1,777)	(2,263)	(356)
Sales and marketing	(12,606)	(19,220)	(3,025)
General and administrative	(22,455)	(25,060)	(3,945)
Total operating expenses	(36,838)	(46,543)	(7,326)
Operating income	30,752	44,398	6,989
Other income/(expense), net
Interest income	3,139	3,329	524
Interest expense	(460)	(10,176)	(1,602)
Exchange gain	96	10	2
Dividend income	7,217	2,420	381
Others	214	236	37
Total other income/(expense), net	10,206	(4,181)	(658)
Income before income tax	40,958	40,217	6,331
Income tax credit/(expense)	1,783	(6,335)	(997)
Net income	42,741	33,882	5,334
Income attributable to non-controlling interests	(2,719)	(2,789)	(439)
Net income attributable to shareholders	40,022	31,093	4,895

Net income per share:
Attributable to ordinary shares
- Basic	0.53	0.41	0.06
- Diluted	0.53	0.41	0.06

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	(811)	(1,417)	(223)
- Net unrealized loss in available-for-sale equity securities, net of nil tax	(5,532)	(22,574)	(3,553)
Comprehensive income	36,398	9,891	1,558

Comprehensive income attributable to non-controlling interests	(2,925)	(2,787)	(439)
Comprehensive income attributable to shareholders	33,473	7,104	1,119

Other Events

On August 22, 2012, the Company issued a press release announcing preliminary unaudited consolidated financial results for the three months ended June 30, 2012. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated August 22, 2012
101	The following financial statements as of and for the three months period ended June 30, 2012, from China Cord Blood Corporation’s Report of Foreign Private Issuer on Form 6-K for the month of August 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) the unaudited condensed consolidated balance sheets; and (ii) the unaudited condensed consolidated statements of comprehensive income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION
	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer
Dated: August 22, 2012